June 4, 2019

Hengming Yang
President and Chief Executive Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

       Re: Wanda Sports Group Company Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 31, 2019
           CIK No. 0001771279

Dear Mr. Yang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment #3 to DRS Filed May 31, 2019

Interim Financial Statements for the period ended March 31, 2019
Note 5. Business Combinations and Acquisition of Non-Controlling Interests
(b) Acquisitions of Youthstream, page 142

1. We note that on February 28, 2019 you acquired 100% of the shares of Youthstream for purchase consideration of 106 million. We also note that most of the purchase consideration was allocated to goodwill. Please tell us what consideration you gave to identifying and allocating the purchase consideration to other intangible assets. See guidance in B31-B34 of IFRS 3.
 Hengming Yang
Wanda Sports Group Company Limited
June 4, 2019
Page 2
Note 14. Interest-bearing loans and borrowings, page F-154

2. We note that during the quarter ended March 31, 2019 you incurred debt of approximately 348 million which is recorded as "other loans" on the balance sheet.
      Please revise to disclose the nature and significant terms of this debt.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Claire Erlanger,
Staff Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameHengming Yang
                                                             Division of
Corporation Finance
Comapany NameWanda Sports Group Company Limited
                                                             Office of
Transportation and Leisure
June 4, 2019 Page 2
cc:       Mark Bergman, Esq.
FirstName LastName